Exhibit 99.1

Gold Royalty to Release Third Quarter 2026 Results on November 4, 2026

Vancouver, British Columbia – October 8, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) announces that it will release its third quarter 2026 results after markets close on Wednesday, November 4, 2026.

A conference call will be held at 11am EST (8am PST or 9am PCT) on Thursday, November 5, 2026 to discuss the results. To participate, please use one of the following methods:

Webinar: Click Here

US and Canada (toll-free): 1-833-890-3060

International: 1-412-206-6408

The third quarter 2026 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty and streaming company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets & Sustainability

Telephone: 1-833-396-3066

Email: info@goldroyalty.com